[Greenberg Traurig, P.A. Letterhead]
     April 3, 2009
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549-6010

Attn:	Mr. Tom Kluck Ms. Erin Martin

Re:	Equity One, Inc. Registration Statement on Form S-3 Filed March 25, 2009 File No. 333-158195
Ladies and Gentlemen:
     We are writing on behalf of our client, Equity One, Inc., a Maryland corporation (the “Company”), in response to the letter of the Staff of the Division of Corporation Finance (the “Staff”), dated April 2, 2009, addressed to the Company, in connection with the Company’s Registration Statement on Form S-3 (File No. 333-158195) (the “S-3”). For your convenience we have incorporated the comment included in your letter in italicized text followed by our response.
General
1.	We note your disclosure in the “Calculation of Registration Fee” section that you are relying upon Rule 415(a)(6) of Regulation C for this offering. Please explain to us why you believe that you are eligible to rely on Rule 415(a)(6). Please refer to Securities Act Rules, Compliance and Disclosure Interpretation Questions 198.03 and 198.06.
Response
     The Company believes that it is eligible to rely on Rule 415(a)(6) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), with regard to the inclusion on the S-3 of 866,373 shares or $12,640,382.07 of the Company’s common stock (the “Resale Shares”) that were previously registered for resale pursuant to a Prospectus Supplement filed on January 14, 2009 (the “Prospectus Supplement”) to the Company’s Automatic Shelf Registration Statement No. 333-150707 (the “ASR”), which Resale Shares remain unsold as of the date hereof, because the Company satisfied the requirements contained in Rule 415(a)(6) with respect to the inclusion in a new registration statement of securities originally registered on an automatic shelf registration statement. The Company believes that it satisfied such requirements because:

1.	The Resale Shares were originally registered pursuant to an automatic shelf registration statement;

2.	The S-3 was filed to replace the automatic shelf registration on which the Resale Shares were registered;

3.	The S-3 was filed within the three-year period contemplated by Rule 415(a)(5); and

4.	The S-3 contained the information required by Rule 415(a)(6).
     In addition, the Company believes that it satisfies the conditions set forth by the Staff in Securities Act Rules, Compliance and Disclosure Interpretation Question 198.06 for the continued offering and sale of the Resale Shares under the ASR pending the effectiveness of the S-3 because:
1.	Prior to filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2008, the Company filed the Prospectus Supplement to the ASR to register the Resale Shares and paid the filing fee associated with the Resale Shares;

2.	The ASR, as supplemented by the Prospectus Supplement, (a) did not omit information in reliance on those provisions of Rule 430B promulgated under the Securities Act that are available only with respect to automatic shelf registration statements and (b) contained all of the information required to be included in a Form S-3 filed in reliance on General Instruction I.B.1 or I.B.2; and

3.	The Company remained eligible to use Form S-3 in reliance on General Instruction I.B.1 or I.B.2 at the time of the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
     We also note that, prior to the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, the Company advised the selling stockholder (the “Selling Stockholder”) on whose behalf the Resale Shares were registered that, upon the filing of such report, the Company would no longer be a well-known seasoned issuer and that, accordingly, neither the Company nor the Selling Stockholder would be eligible to use the ASR to offer and sell securities, including the Resale Shares. The Selling Stockholder has been advised that it may not offer or sell the Resale Shares until the S-3 has been declared effective and a prospectus supplement with respect to the offering of the Resale Shares included in the S-3 has been filed with the Commission pursuant to Rule 424 under the Securities Act. To the knowledge of the Company, the Selling Stockholder has not sold any Resale Shares since the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.
     If you have any questions with regard to this letter or require additional information, please contact me at (305) 579-0856 or at samekj@gtlaw.com.

Sincerely, Greenberg Traurig, P.A.
By:	/s/ Joshua M. Samek, Esq.
Joshua M. Samek, Esq.